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Email:	Leslie.Marlow@Blankrome.com

                            February 7 , 2024
VIA EDGAR
United States Securities
and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ruairi Regan

Re:     Remark Holdings Inc.
Registration Statement on Form S-1
Submitted February 2, 2024
File No. 333-276843

Dear Mr. Regan:
On behalf of our client, Remark Holdings, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 6, 2024 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR a revised draft of the Registration Statement (“Revised Registration Statement No. 1”).
Set forth below in bold are comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in the Revised Registration Statement No. 1 in response to the Staff’s comment. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.
Registration Statement on Form S-1
Risk Factors

Our failure to meet the continued listing requirements..., page 24

United States Securities and Exchange Commission
February 7, 2024

1.We note that the delisting of your common stock from Nasdaq constitutes an event of default pursuant to Section 10(b) of the purchase agreement. Please expand your risk factor to include a discussion of the impact of the potential delisting of your common stock on this offering.

Response: We have expanded the risk factor as requested.
Exhibits
2.Please file the first amendment to the purchase agreement dated January 9, 2024 and the letter agreements dated July 12, 2023, August 10, 2023 and September 15, 2023 as exhibits to your registration statement. Refer to Item 601(b)(4) of Regulation S-K.
Response: We have added the first amendment to the purchase agreement dated January 9, 2024 and the letter agreements dated July 12, 2023, August 10, 2023 and September 15, 2023 to the exhibit index.

* * *
If you have any questions or need additional information, please contact the undersigned at (212) 885-5358 or (516) 496-2223.

                            Sincerely,
                            /s/ Leslie Marlow
Leslie Marlow

www.BlankRome.com

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